GUARANTEED MINIMUM INCOME BENEFIT RIDER
                    (Maximum Anniversary Value Benefit Base)

This rider is made part of the annuity contract to which it is attached and is subject to all of the provisions in the annuity contract that do not conflict with the provisions of this rider.

If the rider effective date is after the contract effective date, the contract value on the rider effective date is treated as the initial premium, and all previous premiums, purchase payment credits, transfers and withdrawals are ignored in the calculation of the benefit.

Guaranteed Minimum Income Benefit

The rider guarantees a minimum amount of a fixed annuity lifetime income during the annuity payout period, the option of a variable annuity payout, with a guaranteed minimum initial payment or a combination of the two options, if the contract has been in force for at least seven contract years.

Fixed annuity payouts under this rider will occur at the guaranteed annuity purchase rates stated in Table B in the contract. First year payments from the variable annuity payout option will be determined using the same factors as the fixed annuity payout option. Subsequent payments after the first year are based on the initial payment and will be higher or lower than the initial payment if the investment performance of the subaccounts selected is greater or less than an annual return of 5%.

The Guaranteed Income Benefit Base establishes a floor, which when higher than the contract value, can result in a higher annuity payout level. The Guaranteed Income Benefit Base, less any applicable premium tax, is the value that will be used to determine minimum annuity payouts, if the rider is exercised.

Guaranteed Income Benefit Base

If the rider is effective on the contract date, the Guaranteed Income Benefit Base is the greater of the following:

1.   the contract value

2. the total payments and any applicable purchase payment credits made to the contract minus adjustments for partial withdrawals; or

3. the highest contract value on any prior contract anniversary before the earlier of your or the annuitant's 81st birthday, plus any purchase payments and purchase payment credits made since that contract anniversary and less any "adjustments for partial withdrawals" since that contract anniversary. After the earlier of your or the annuitant's 81st birthday, this value will only change due to additional payments and any applicable purchase payment credits or "adjustments for partial withdrawals".

We reserve the right to exclude subsequent payments and purchase payment credits paid in the last five years before exercise of the benefit, in the calculation of the Guaranteed Income Benefit Base.

If we exclude such payments and credits, the Guaranteed Minimum Income Benefit Base would be calculated as the greatest of:

(a) contract value less "market value adjusted prior 5 years of payments and purchase payment credits"

(b) total payments and purchase payment credits less prior 5 years of payments and purchase payment credits, less adjusted partial withdrawals

(c) Maximum Anniversary Value immediately preceding the date of settlement, plus payments and minus adjusted partial withdrawals since that anniversary, less the "market value adjusted prior 5 years of payments and purchase payment credits" "Market value adjusted prior 5 years of payments and purchase payment credits" are calculated as the sum of each such payment or credit, multiplied by the ratio of the current contract value over the estimated contract value on the anniversary prior to such payment or credit. The estimated contract value at such anniversary is calculated by assuming that payments, credits and partial withdrawals occurring in a contract year take place at the beginning of the year for that anniversary and every year after that to the current contract year.

Any amounts payable or applied by us as described above will be based on the contract values as of the valuation date on or next following the settlement date.

If the rider is effective on a contract anniversary date, the Guaranteed Income Benefit Base is calculated using the contract value on that anniversary as the initial premium. All purchase payments, withdrawals and transfers made prior to that anniversary date are ignored.

Adjustment for Partial Withdrawals

Adjustments for partial withdrawals are calculated for each partial withdrawal as the product of (a) times (b) where:

(a) is the ratio of the amount of the partial withdrawal (including any withdrawal charges) to the contract value on the date of (but prior to) the partial withdrawal.

(b)  is the benefit base on the date of (but prior to) the partial withdrawal.

Fund Selection To Continue The Rider

You may allocate your purchase payments to any of the subaccounts or fixed accounts offered in the contract. However, we reserve the right to limit the amount in specified subaccounts as indicated under Contract Data. If we do so, we will send you written notice and ask that you reallocate your contract value so that the limitation is satisfied within 60 days. If, after 60 days, the limitation is not satisfied by your contract, the rider will be terminated.

Exercising The Guaranteed Minimum Income Benefit

The following conditions apply to the exercising of the rider:

o You may only exercise this rider within 30 days after any contract anniversary following the expiration of the seven year waiting period from the effective date of the rider, and

o The annuitant on the retirement date must be between 50 to 86 years old, and

o You can only take an annuity payout in one of the following annuity payout plans:

          o    Plan A -- Life Annuity-No Refund

          o    Plan B -- Life Annuity with Ten Years Certain

          o    Plan D -- Joint and Last Survivor Life Annuity-No Refund

Charges for the Rider

The charge for this rider is deducted once a year from your contract value on your contract anniversary. We pro-rate this charge among the subaccounts and fixed accounts in the same proportion your interest in each account bears to your total contract value. This charge is shown under Contract Data and is multiplied against the greater of the adjusted contract value on the contract anniversary or the result of (a)+(b)-(c), where

          (a)  is the Guaranteed Income Benefit Base;

          (b) is any adjusted transfers from the subaccounts to the fixed accounts made in the last six months; and

          (c)  is the total contract value in the fixed accounts.

The result of (b) minus (c) will not be greater than zero.

The adjusted contract value is calculated as the contract value plus the lesser of zero or (a) -(b), where

               (a) is the transfers from the subaccounts to the fixed accounts made in the last six months

               (b)  is the total contract value in the fixed accounts.

If the contract is terminated for any reason or when annuity payouts begin, we will deduct the fee at that time, adjusted for the number of calendar days coverage was in place during the contract year.

Terminating The Rider

The following conditions apply to the termination of the rider:

     o You may terminate the rider within 30 days following the first contract anniversary, after the effective date of the rider.

     o You may terminate the rider any time after the seventh anniversary after the effective date of the rider.

     o The rider will terminate on the date you make a full withdrawal from the contract, or annuity payouts begin, or on the date that a death benefit is payable.

     o The rider will terminate on the contract anniversary after the annuitant's 86th birthday.

This Rider is effective as of the contract date of this contract unless a different date is shown here.

American Enterprise Life Insurance Company



Secretary